Exhibit 99.53

BLACK MAMMOTH METALS CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE PERIOD ENDED JUNE 30, 2026

This MD&A is current as of August 28, 2026

DESCRIPTION OF BUSINESS

The Board of Directors of BLACK MAMMOTH METALS CORPORATION (“Black Mammoth” or the “Company”) is pleased to present to its shareholders this Management’s Discussion and Analysis (“MD&A”) for the period ended June 30, 2026, which has been prepared with reference to National Instrument 51-102 – “Continuous Disclosure Obligations” of the Canadian Securities Administrators and contains information up to and including the above-noted date.

All amounts are stated in Canadian dollars unless otherwise indicated.

The following information should be read in conjunction with the unaudited condensed interim consolidated financial statements for the period ended June 30, 2026 and audited consolidated financial statements (the “financial statements”) and related notes to the financial statements of the Company for the year ended December 31, 2025 which are available on the SEDAR+ website at www.sedarplus.ca.

The Company is a “reporting” company in the provinces of British Columbia, Alberta and Ontario. Its common shares are listed on the TSX Venture Exchange under the trading symbol “BMM”. The Company is in the business of exploring for precious metals and is exploring for gold, silver, copper and rare earth elements with its portfolio of properties in the western USA.

FORWARD-LOOKING INFORMATION

In making and providing the forward-looking information included in this MD&A the Company’s assumptions may include among other things: (i) assumptions about the price of metals; (ii) that there are no material delays in the optimization of operations at the exploration and evaluation assets; (iii) assumptions about operating costs and expenditures; (iv) assumptions about future production and recovery; (v) that there is no unanticipated fluctuation in foreign exchange rates; and (vi) that there is no material deterioration in general economic conditions. Although management believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: (i) decreases in the price of base metals; (ii) the risk that the Company will continue to have negative operating cash flows; (iii) the risk that additional financing will not be obtained as and when required; (iv) material increases in operating costs; (v) adverse fluctuations in foreign exchange rates; and (vi) environmental risks and changes in environmental legislation.

This MD&A and the Company’s annual information form contain information on risks, uncertainties and other factors relating to the forward-looking information. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond the Company’s control. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to reissue or update forward looking information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking information disclosed in this document is qualified by this cautionary statement.

OVERALL PERFORMANCE

Mineral Property Update

Blanco Creek Property

On February 13, 2017, the Company’s subsidiary, Black Mammoth Gold Corporation (“Black Mammoth Gold”), entered into an assignment and assumption agreement (“the Agreement”) with IDA Gold Corporation (“IDA”) pursuant to which IDA has assigned, and Black Mammoth Gold has assumed, all of the rights and obligations of the lessee under a long-term lease of the Blanco Creek mineral property located in central Idaho. The lease is subject to an underlying two percent (2%) production royalty in favour of the landlord and a one percent (1%) production royalty in favour of IDA. The Company will reimburse IDA for all previously paid property related expenses at cost and will be responsible for all costs of maintaining the property going forward.

Lease Terms (in USD):

The lease term is approximately 20 years (due date is October 14, 2036) and is renewable for up to an additional 40 years (60 years in total).

Advance Royalty Payment	Payable On Or Before
$6,000	Paid
$8,000	Each June 1 thereafter (2017 - 2025 paid) (1) (2)

(1)

The Company has not been able to contact a claimant entitled to receive USD$1,000 of this amount since 2020. Accordingly, USD$6,000 is being held on the claimant’s behalf until such time as the funds can be disbursed appropriately.

(2)	During the period ended June 30, 2026, USD$4,000 was held by the Company on behalf of a deceased claimant until funds can be disbursed appropriately.

Provided all payments are current the Company may at any time during the life of the Agreement purchase the property for $3,000,000 from the landlord. In the alternative, and provided that all payments are current, the Company may at any time during the life of the Agreement purchase each 1% of the Production Royalty in favor of the landlord for $1,500,000. All royalty payments shall be credited against the purchase price for the Production Royalty and the Property, respectively, and any amount paid for the purchase of the Production Royalty shall be credited against the purchase price of the Property.

If the Company elects to purchase the property it will still be subject to the 1% production royalty in favor of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

On October 24, 2017, the Company announced results from its recent rock geochemical sampling program at the Company’s Blanco Creek gold property in central Idaho. Seventeen rock samples were collected and delivered to ALS Global for analysis, in an effort to confirm and expand on the property’s historical rock sample results. The samples were collected primarily from quartz veins located along the Blanco Creek Shear Zone focusing on three main target areas located near the historic Alberta Mine, Hercules Mine and the Pasadena Mine.

These samples confirm historical gold and silver values found in 1980’s and 1990’s vintage data acquired with the property. The samples lay the groundwork to establish a level of continuity of precious metal mineralization along the 3,550 meter (11,644 foot) strike length of the Alberta-Hercules-Pasadena vein system. The sample results also indicate that gold mineralized veins parallel to the main veins are present on the property.

Gold values ranged to a high of 27.1 grams per tonne (g/t), while silver values ranged to a high of 290 g/t. Four of the seventeen samples assayed higher than 5 g/t gold. Gold and silver values on the property tend to cluster around the old mine areas, which is partly due to the availability of exposed rock to sample. Lead is consistently elevated in the mineralized portions of the veins. Antimony, copper and molybdenum show erratic weakly anomalous values in the gold/silver mineralized areas while arsenic and mercury values are low. The following table highlights the significant gold and silver values from this sampling program:

Sample Gold ≥ Silver ≥ Description

0.5 g/t 5 g/t

FD01	0.919	14.7	Outcrop chip of milky quartz vein with pyrite.

FD02	11.25	79.3	Outcrop chip of milky quartz vein with pyrite.

FD03	0.611		Outcrop chip of milky quartz vein with iron oxide in schist.

FD04	0.697	15.6	Outcrop chip of milky quartz vein in the lower Hercules area.

FD05	1.37		Outcrop chip of milky quartz vein.

FD07	5.75	48.5	Dump sample of milky quartz vein.

FD09	27.1	290	Trench sample of milky quartz vein with iron oxide.

FD011	6.12	12.9	Outcrop chip of milky quartz vein.

FD016	1.075		Outcrop chip of milky quartz vein.

FD017	0.542		Outcrop chip of milky quartz vein.

Rock sample location maps, sample descriptions and assay certificates are located on the Company’s website along with maps showing the claim position, veins, workings, roads and proposed drill holes.

Plan of Operations:

Black Mammoth completed a thorough review of the extensive data obtained with the property. Field examination of the mineralized areas was completed concurrently with this review in order to evaluate potential drill targets. Based on these reviews, ten drill pad locations were selected to facilitate drilling multiple holes from each pad location and in August 2017 a Plan of Operations was filed with the U.S. Forestry Service office in Grangeville, Idaho (“USFS”). The Company’s personnel have met with the USFS field specialists on the property and the proposed Plan of Operations is currently under review.

Sampling:

The samples from this program were collected and delivered to ALS Global in Elko, NV by Mark J. Abrams, CPG. The samples were analyzed using Au-ICP21 for gold (30g FA – Gravimetric Finish) and ME-ICP 41 (35 Multi-element Aqua Regia digestion).

Property activities in 2018 and 2019 included further refining of drill targets and prospecting the vein extensions.

Happy Cat Gold Property

On November 20, 2020, Antelope Creek Gold Corporation (“Antelope Creek Gold”), a wholly-owned subsidiary of the Company, entered into an Assignment and Assumption Agreement with IDA Gold Corporation (“IDA”) pursuant to which IDA has assigned, and Antelope Creek Gold has assumed, 100% of the rights, title and obligations of the Assignee for the acquisition of the Happy Cat Gold Property (“Happy Cat” or the “Property”) located in the southern Ravenswood Mining District located at the southern end of the Rabbit Creek Gold Trend, Lander County, Nevada.

As per news release dated July 15, 2021, positive results were achieved from the preliminary metallurgical test program for gold recovery at Happy Cat. A 13.6 kg sample from the near surface gold anomaly referred to in the Company’s news release dated November 25, 2020 (the “Sample”) was tested for Gravity Recoverable Gold (“GRG”) at Met-Solve Laboratories (“Met-Solve”), Langley BC. The Sample was tested for GRG with the GRG tailings being further tested by cyanidation, with total gold recovery of 84.4%. A magnetic and a non-magnetic concentrate was produced with total GRG recovery of 38.8% (17.3% and 21.5% respectively). The GRG tailings were then tested for cyanidation with results indicating that 83% of the gold in the GRG tailings is readily leachable within 24 hours, with 80% gold recovery achieved in the first hour.

As per news release dated July 22, 2021, Black Mammoth reported the results of the unmanned aerial vehicle magnetic survey (the “Mag Survey”) and the interpretation of its data collected at Happy Cat. The Mag Survey suggests that the volume and extent of the volcanic unconformity, based on the faulting indicated by the magnetic survey (the “Faulting”), is extensive on the Property and indicates a deep pluton with associated shallow intrusive rocks that occupy structures such as dykes and plugs with various widths and strike lengths. 2D structural models have been interpreted, estimating the depth, and illustrating the configuration of the structures associated with the volcanic unconformity. These intrusive rocks are correlated with current gold volume at surface identified by recent and historic sampling, trenching, auger sampling and RC drilling and they represent potential drill targets. The Mag Survey covered the Property’s claims position and led to the Company recently expanding the claims position to the North as per news release dated July 19, 2021.

As per news releases dated January 24, 2022 and February 10, 2022, the Company completed and interpreted a further and more extensive UAV magnetic survey. Numerous magnetic anomalies indicative of intrusive rocks occupies indicated N and NW trending high angle faults with the most significant magnetic anomalies located at fault intersections. Faulting on the Property is of similar orientation and age to ore-controlling faults occurring at Carlin-type gold deposits elsewhere in northern Nevada. The Company staked 104 lode mining claims totaling 870 hectares (2150 acres) to cover the magnetic anomalies and the prospective faults. Black Mammoth now owns one of the largest claims positions in the southern Ravenswood Mining District.

The N and NW trending faults and their Intersections warrant follow-up exploration with the intent to refine drill targets, testing:

•	The contact between the intrusive rocks and the Paleozoic sedimentary strata, which includes the lower plate Roberts Mountain and upper plate Valmy formations.
•	Areas along faults where hydrothermal fluids may have been present as these fluids are typically associated with gold mineralization in Carlin-type deposits.

As per news release dated September 14, 2022, the Company commenced a property-wide ground gravity survey. The gravity survey area substantially covers the 12 square kilometer Happy Cat property with a 150-meter grid, consisting of more than 500 gravity stations.

As per news release dated March 31, 2023, the ground gravity survey in conjunction with the recent UAV magnetic survey was modeled and interpreted. An approximate 4 square kilometre area is identified as a potential alteration zone where hydrothermal fluids may be present (the “Alteration”). The structural modelling suggests that the density of the Alteration and its’ density contrast relative to the host rock is typical to that of alteration zones present at other Carlin-type deposits in northern Nevada. The Alteration encompasses an area where northerly trending high angle faults intersect indicated NW trending re-activated faults that are known to be of age and orientation as ore-controlling faults occurring at other Carlin-type deposits. Numerous intrusives intersect these faults and the structural models have identified two distinct types of magnetizations suggesting that approximately half of the intrusives occurred in the Cretaceous period with the other half being of the Tertiary period.

Acquisition terms:

Black Mammoth will own 100% of the Property subject to a 2.75% NSR in favour of IDA. There is no work commitment required. Black Mammoth will reimburse IDA for Property-related costs incurred totaling $60,000 USD payable on or before April 30, 2024. An extension agreement with IDA was amended and amount payable has been deferred to October 1, 2026. These related costs include: staking & holding costs, GIS mapping, auger drilling, sampling & assays, metallurgy work, gravity separation testing, and the biology & cultural surveys. The acquisition is considered a related party transaction as Black Mammoth and IDA have two directors in common.

Geology and Mineralization:

Past exploration carried out by IDA and a prior operator, including RC drilling, trenching, auger drilling and sampling, have identified two styles of gold mineralization on the Property. Both styles of mineralization are of interest.

The first style of gold mineralization is widespread and occurs in an unconformity exposed at the surface that lies at the basal contact of Tertiary volcanic rocks within a 600-metre diameter circular area. Gold anomalies in the unconformity horizon have been defined by RC drilling, trenching, auger drilling, and soil sampling methods. Assay results from auger samples collected within the circular area show anomalous gold values.

Although the recent UAV magnetic surveys indicate a deep pluton with associated shallow intrusive rocks such as dykes and plugs with various widths and strike lengths, the source of the gold anomaly has not been identified but may be similar to other recently discovered mineralized areas at Tertiary unconformities elsewhere in the Great Basin such as Liberty Gold’s Goldstrike Deposit where Carlin type mineralizing fluids traveled along the unconformity contact. Gold mineralized scree samples taken from within the gold anomaly and the west dip of the anomaly, suggests that the source of the gold may be close-by.

The unconformity in this area marks the boundary between the Tertiary volcanic rocks which are composed of thick andesite flows and a mix of volcanoclastic flows, with lessor shale, argillites, cherts and tuffaceous debris flow horizons. Underlying the unconformity are Ordovician sedimentary rocks composed of siltstone, quartzite, cherts and minor limestone which form the lower plate of the unconformity. The sedimentary package also includes minor amounts of intermediate composition volcanic rocks. The volcanic rocks are often carbonate flooded and often altered to limonitic clay.

The gold mineralization in the unconformity was likely deposited concurrently with the formation of the unconformity as gold is found in the tuffaceous material that overlies the Ordovician sedimentary rock package. The gold occurs in clayey grey-brown soil with a high heavy mineral content.

The second style of gold mineralization was noted in historic RC drill holes on the Property, but assay certificates have not been located for verification of assay results. The mineralization in these holes is As, Sb +/- Hg rich and related to structurally controlled zones of limonitic alteration in NW trending SW dipping Vinini Formation.

The Company completed 1758 meters of stratigraphic drilling in April 2025 to evaluate various elevated mercury vapor anomalies and geophysical interpretations in an untested area of Tertiary volcanic cover and likely underlying Carlin-style carbonate host lithologies.

Geochemical results from borehole HC-3 returned 6.1 meters averaging 160 ppb Au at 274.32 meters in the overlying volcanic rocks, HC-3 was testing one of the highest mercury vapor anomalies. All five RC holes intersected limestones and dolomitized mudstones, returning thick intervals up to 70 meters with elevated levels of As, Sb, Se, Mo, Co, W, P, and Ni. Selenium values up to 36.6 ppm were present in the drill samples. High selenium values along with the elevated levels of pathfinder elements suggest a potential Carlin-style gold system nearby or at depth.

Black Mammoth is currently evaluating the alteration pattern in relation to the identified Carlin-type pathfinder elements and is considering further geochemical and geophysical surveys (induced polarization (IP)) to cover potential target areas.

The Company completed and interpreted a pole-dipole induced polarization (IP) survey at the Happy Cat South target in February 2026.

Quito Gold Property

On March 28, 2024, the Company announced that Antelope Creek Gold Corporation (“Antelope Creek”), a wholly owned subsidiary of Black Mammoth Metals Corporation, has entered into an option agreement with Nevada Select Royalty Inc. (“Nevada Select”), a wholly owned subsidiary of Gold Royalty Corporation, pursuant to which Nevada Select has optioned the Quito Gold property (“Quito” or “Property”) to Antelope Creek for Option Payments totaling $900,000 USD over 4 years (“the Option”). The Option is subject to the approval of the TSX Venture Exchange (“TSX-V”).

Quito is a past-producing, Carlin-type gold property, managed by the Austin District of the Toiyabe National Forest, located along the Austin Gold trend in central Nevada. The Property is centered in the Toiyabe Range and is characterized by rugged relief with two historic open pits at approximately 8,500 feet (2600 meters) of elevation. Access is by paved, improved gravel and two track roads. There are no known unusual social, political, or environmental issues related to the Property at this time that would adversely affect exploration, development, or production.

Quito was open pit mined (1986-88) 972,347 tons grading 0.174 opt (~6g/t) Au (168,852 ounces) and was later underground mined (1988-89) 34,958 tons grading 0.217 opt (~7.4g/t) Au (7,593 ounces) for a total of 176,445 ounces of Au mined. This was approximately 60% of the originally published “geologic (undiluted) ore reserves” estimated in a 1994 report by FMC Gold Company, Reno, Nevada, prior to the implementation of Canadian National Instrument 43-101, which are now considered historical estimates of gold mineral resources and reserves for the Property.

Black Mammoth has not independently confirmed either the past production or any possible remaining resources. Black Mammoth is not treating the historical estimates as current mineral resources, as a qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves. The historical estimates would be comparable to an inferred resource under 43-101. A qualified person has not yet determined what work needs to be done to upgrade or verify the historical estimates as current mineral resources or mineral reserves. The Company considers the 1994 estimated historical gold resources relevant for historical completeness and reliable as they were completed to the standard of the time by competent geologists.

The lack of verification of the data is due to the absence of sufficient recent work by qualified persons to confirm the historical estimates as current mineral resources or reserves. Without these verifications, Black Mammoth cannot assert the accuracy or completeness of the historical data.

The geological setting at Quito is typical to many of Nevada’s prolific Carlin-style gold deposits. Nearly all the rock formations on the Property have been shown to host ore grade mineralization where the mineralization is concentrated in Paleozoic-age carbonate sediments, with the highest grades being associated with fault intersections along the axis of a property-scale anticline. Amongst other drill targets, the high-grade gold mineralization at the Quito Extension target plunges southeasterly from the Quito pit and has recently been permitted by a past operator for a drill program (now expired). Black Mammoth intends to obtain a drill permit for the Quito Extension target to test for the first time, this down-plunge extension of high-grade mineralization occurring along the intersection of two primary faults.

The Company has staked additional claims at Quito in 2024. The new claims cover the Maggie’s Ridge target and the historical processing area with power source.

Acquisition terms:

Under the terms of the Option, Antelope Creek may purchase a 100% interest in the Quito Gold property by making an aggregate of $900,000 in cash payments in accordance with the following schedule (collectively, the “Option

Payments”):

Payment	Payable On or Before
USD$35,000	Upon execution of the agreement (paid)
USD$25,000	Upon receipt of drilling permit
USD$125,000	March 28, 2025 (paid)
USD$200,000	March 28, 2026 (paid)
USD$250,000	March 28, 2027 (see below)
USD$265,000	March 28, 2028 (see below)

In addition to the above, Antelope Creek must cover the Property’s annual BLM & county fees. Upon completion of the Option Payments, Antelope Creek will be deemed to have exercised the Option and will have earned a 100% interest in and to the Quito Gold property subject to a $35,000 annual advance minimum royalty and a 2.5% NSR.

On July 31, 2026, the Company entered into an Amending Agreement. Pursuant to the Amending Agreement, the Company will pay a lump sum of USD$486,000 on or before August 7, 2026 (subsequently paid) to fulfill remaining payment obligations of USD$515,000.

There are no work commitment amounts, finder’s fees or share compensation in connection with the option.

America Mine Property

On February 5, 2024, the Company completed the share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining Corporation (the “IDA Mining”), a non-arm’s length Nevada corporation, in consideration of the assignment and assumption of approximately USD$150,000 in property costs incurred in connection with underlying option agreement. The costs include, but are not limited to: property option payments (USD$100,000), engineering, BLM & county fees, legal, rock chip sampling, claim staking etc. The Company will also incur an interest expense on the costs going forward at 9% per annum.

IDA Mining holds an option to acquire a 100% undivided interest in the America Mine property located in San Bernardino County, California. IDA Mining can acquire the 100% interest by making the following payments:

Payment	Payable On or Before
USD$11,501	Upon execution of the agreement (paid)
USD$95,000	45 days from the date of execution (paid)
USD$500,000	August 31, 2024 (paid)
USD$500,000	November 7, 2025(i) (paid)

(i) extended from August 31, 2025 to November 7, 2025

Additionally, IDA Mining will pay the property’s annual fees of approximately USD$12,000, which includes all BLM & county fees. There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with either the option agreement or the transaction.

The America Mine encompasses a historical (early 1980’s), open pit heap leach gold and silver mine, located on the northeast flank and near the base of the Bullion Mountains, 10 miles south of Amboy and approximately 50 road miles northeast of Twentynine Palms and has year-round road access by a two-mile-long graded dirt road from Amboy Highway (paved). Currently, the America Mine should be considered an open pit & underground heap leach opportunity. Sufficient water has been developed from a shallow water table for mining purposes and there is 3 phase, 440 volt/1200 ampere power on site. San Bernardino County is considered a mining friendly county with over 50 mines currently active with a wide range of commodity types including open pit heap leach gold.

In a report dated February 18, 1997, Steven Ristorcelli, principal geologist of Mine Development Associates in Reno, Nevada (“MDA”) performed independent, now historical estimates of gold mineral resources and reserves for the property in the report “1997 Resource/Reserve Update America Mine”, prior to the implementation of Canadian National Instrument 43-101 (“NI 43-101”). At a gold cutoff grade of 0.015 ounces per short ton (“oz Au/Ton”), MDA estimated “Indicated” resources of 7.445 million Tons at an average grade of 0.045oz Au/Ton for 335,000 contained gold ounces. At the same cutoff grade, an additional 42,000 gold ounces were estimated to be contained in “Inferred”

resources of 0.935 million Tons at an average grade of 0.045oz Au/Ton (Table X).

Table X, MDA 1997 Report – “Resource” Estimate Summary

1997 Classification	Cutoff Gold Grade (oz/Ton)	Tons	Gold Grade (oz/Ton)	Gold Ounces
“Indicated”	0.015	7,445,000	0.045	335,000
“Inferred”	0.015	935,000	0.045	42,000

Total “Indicated and Inferred”	0.015	8,380,000	0.045	377,000

Black Mammoth is not considering the historical estimates as current mineral reserves due to insufficient work by a qualified person to classify them as such. The historical reserves were categorized by different criteria than those specified in sections 1.2 and 1.3 of NI 43-101, based on modeled oxidation characteristics; however, other discrepancies are unknown to Black Mammoth. A qualified person has yet to determine the necessary procedures to upgrade or verify the historical reserves as current mineral reserves. The inability to verify the data stems from the historical reserves being estimated using outdated methodologies and standards, which differ from the contemporary regulations and practices outlined in NI 43-101. Furthermore, there is a lack of detailed documentation and verification processes from the original estimation period, making it difficult to ensure the historical data’s accuracy and reliability under current standards. The Company believes that the 1997 estimated historical gold resources and reserves are relevant for historical completeness and reliable for their purposes, as they were completed by a competent mining engineer according to the standards of that time.

The MDA historical resources were estimated using mineral zone boundaries interpreted from a detailed lithological and structural model on 10-foot bench plans and digitized in Surpac software. Gold assays from 320 drill holes were composited to 10ft intervals and extracted as 10-foot bench composites within the mineral zones. Ordinary kriging was done after variogram analysis for low-grade and high-grade domains controlled by the geologic mineral zone boundaries. A minimum of two samples were used to estimate gold grades for individual blocks. No drilling has been conducted on the Property since prior to the completion of the 1997 historical resource estimate. Black Mammoth has possession of the laboratory assay certificates from the assays used for the 1997 estimation and sample pulps from the historical drilling for use in future data verification. MDA estimated potential open pit “Reserves” in the same February 18, 1997 report based on the 1997 estimated gold mineral resources and block model using Whittle software. A Base Case was estimated in US Dollars using a gold selling price of $400/oz, pit slopes of 45 degrees, process costs of $3.75 per short ton, mining costs of $0.85 per short ton and a range of gold recoveries estimated as follows in Table Y:

Table Y, MDA 1997 Report - Mineralized Material Types

Material Type	Gold Recovery (%)
“Oxidized low-grade”	75
“Oxidized mid-grade”	80
“Oxidized high-grade”	85
“Unoxidized low-grade”	55
“Unoxidized mid-grade”	60
“Unoxidized high-grade”	70

Total “Reserves” of 2,953,800 tons with an average grade of 0.060oz Au/Ton and 177,100 contained ounces of gold were estimated with a stripping ratio of 8.5 tons of waste to 1.0 tons of mineralized material to be processed as summarized in Table Z:

Table Z, MDA 1997 Report - “Reserves” Estimate Summary

1997 MDA Base Case Category	Tons	Gold Grade (oz/Ton)	Gold Ounces
Oxide	1,963,200	0.061	119,800
Sulfide	990,600	0.058	57,300
Total	2,953,800	0.060	177,100
Strip Ratio	8.5 : 1

Black Mammoth is not considering the historical estimates as current mineral reserves due to insufficient work by a qualified person to classify them as such. The historical reserves were categorized by different criteria than those specified in sections 1.2 and 1.3 of NI 43-101, based on modeled oxidation characteristics; however, other discrepancies are unknown to Black Mammoth. A qualified person has yet to determine the necessary procedures to upgrade or verify the historical reserves as current mineral reserves. The inability to verify the data stems from the historical reserves being estimated using outdated methodologies and standards, which differ from the contemporary regulations and practices outlined in NI 43-101. Furthermore, there is a lack of detailed documentation and verification processes from the original estimation period, making it difficult to ensure the historical data’s accuracy and reliability under current standards. The Company believes that the 1997 estimated historical gold resources and reserves are relevant for historical completeness and reliable for their purposes, as they were completed by a competent mining engineer according to the standards of that time.

The estimate of the historical gold mineral “Reserve” is located under and around the 2 small past production pits (“East & West pits”). Other past work include: detailed geologic mapping, geologic cross sections, bench maps, geophysics, geochemistry, metallurgy, multiple Environmental Assessments and a draft Environmental Impact Assessment.

Adelaide Crown Property

On April 3, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Adelaide Crown Property located in Nevada by making these payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$10,000	April 3, 2025 (paid)
USD$10,000	April 3, 2026 (paid)

Additionally, the Company will be subjected to a royalty of $2 per ton.

Amador Properties

On March 27, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in a group of properties, which consists of Amador Property in Nevada, Big Bear Property in Arizona, Zulu Property in Arizona, Northern Star Property in Arizona, and the Goldstone Property in Nevada.

Pursuant to the option agreement, the Company will be required to make the following payments:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$120,000	June 25, 2024 (paid)

Black Mammoth completed an induced polarization survey (IP), prospecting and rock chip sampling in 2025.

The Company completed an IP survey and a UAV magnetics survey in 2026.

Leadore Property

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire 100% interest in the Leadore Property located in Lemhi County, Idaho by making these payments as follows:

Payment	Payable On or Before
USD$10,000	Upon execution of the agreement (paid)
USD$30,000	April 2, 2025 (paid)
USD$30,000	April 2, 2026 (paid)
USD$30,000	April 2, 2027

During 2024, the Company completed soil sampling and prospecting resulting in the discovery of high-grade rare-earth elements occurring in a placer or laterite horizon sitting atop the known fault -hosted lead and silver mineralization. An induced polarization (IP) survey was completed in 2025.

Drum Property

On April 15, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in a land package located in Millard County, Utah by making these payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$30,000	July 14, 2024 (paid)

The Company now directly controls the land package (one Section) through a lease with Utah School and Institutional Trust Lands Administration (SITLA).

Diamond Jim Property

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in Diamond Jim Property located in Nevada, USA by making these payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$23,500	July 1, 2024 (paid)

The Company has completed prospecting and sampling activities during 2024. The Diamond Jim claims position is contiguous with the Company’s St. Elmo property claims.

Water Canyon Property

On April 30, 2024, and amended on July 31, 2026, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in Water Canyon Property located in Nevada, USA by making these payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$250,000	Within 90 days of a Maiden Resource declared*

* Maiden Resource defined as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the property, after the effective date.

The property is subject to a 2.50% NSR in favour of the optionor.

The Company has completed prospecting and sampling activities during 2024.

Christmas Property

On May 1, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire 100% interest in Christmas Property located in Lemhi County, Idaho, USA by making these payments as follows:

Payment	Payable On or Before
USD$10,000	Within 10 days upon execution of the agreement (paid)
USD$200,000	90 days from the date of a maiden 43-101 compliant inferred or indicated resources declared on the Property
USD$40,000	May 1, 2025 (paid)
USD$50,000	May 1, 2026 (paid)
USD$50,000	May 1, 2027

The Company completed a UAV magnetic survey along with prospecting and sampling during 2024.

Callaghan Property

On July 17, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in Callaghan Property located in Nevada, USA by making these payments as follows:

Payment	Payable On or Before
USD$20,000	July 27, 2024 (paid)
USD$10,000	July 17, 2025 (paid)
USD$15,000	July 17, 2026 (paid)
USD$20,000	July 17, 2027
USD$20,000	July 17, 2028
USD$25,000	July 17, 2029
USD$25,000	July 17, 2030
USD$25,000	July 17, 2031
USD$25,000	July 17, 2032
USD$25,000	July 17, 2033
USD$25,000	July 17, 2034
USD$1,000,000	July 17, 2035

The property is subject to a 1% NSR in favor of the optionor.

The Company completed geophysics interpretive work and an inversion of a magnetic survey during 2024 and a soils sampling program. A core and reverse circulation drilling program commenced in 2025 to test the Cottonwood and Rast targets:

Cottonwood:

The focus was to confirm and expand the area of known gold mineralization. The three RC holes intersected highly altered rocks with associated gold anomalism from the beginning to the end of all holes. Hole CW-2B had the best gold intercept: 61m at 0.416 g/t, including 3.048m at 3.571 g/t. Due to the intense alteration and drilling challenges, one drill hole had to be abandoned, relocated and redrilled. The alteration can be described as silicification and marbleized carbonates with abundant disseminated pyrite, suggesting a large intrusive-related gold system may be present.

Rast:

The two RC and subsequent core drilling had the primary objective of understanding the lithology and intersecting potential host lithologies for gold mineralization. As a result, drilling encountered hundreds of meters of sheared and hydrothermally altered and dolomitized mudstones and carbonates, accompanied by strong carbon flooding and trace element enrichment, with strong W, Mo, U, Co, Te, Hg and in particular, exceptionally high selenium values of up to 211 ppm, suggesting a mineralized intrusive-related body may be nearby.

Geophysics:

Recently reinterpreted magnetic data indicates large and untested magnetic anomalies in the pediment area. The center of the magnetic body is approximately circular, with a diameter of 1,000m, and a possible extension to the east, as well as a smaller magnetic body to the southeast. Black Mammoth Metals is approaching the area with a broader vision to understand the controls of mineralization and use geophysical support to uncover a potentially hidden gold deposit. The Company looks forward to further testing target areas near the interpreted intrusive rocks.

An induced polarization (IP) survey was completed in 2025.

Callaghan North and Charlie Property

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Callaghan North Property located in Nevada by making USD$24,570 in cash payments for claims fees (paid).

The property is subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$225,000.

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in Charlie Property located in Lander County, Nevada as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$5,000	September 24, 2025 (paid)
USD$5,000	September 24, 2026 (paid)
USD$5,000	September 24, 2027 (see below)
USD$150,000	90 days from the date of a maiden 43-101 compliant inferred or indicated resources declared on the Property

On July 31, 2026, the Company entered into an Amending Agreement. Pursuant to the Amending Agreement, the Company will pay a lump sum of USD$4,500 on or before August 7, 2026 (subsequently paid) to fulfill remaining payment obligations of USD$5,000.

The property is subject to a 2% NSR in favour of the optionor.

The Company has completed prospecting, sampling and drill targeting activities during 2024 at Charlie property. An induced polarization (IP) survey was completed in 2025.

Raven Property

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Raven Property located in Nevada by making USD$30,030 in cash payments for claims fees (paid).

Certain claims with a pre-existing 0.5% NSR royalty interest will be subject to an additional 0.5% NSR royalty while unencumbered claims will be subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$275,000.

Barbara Property

On September 13, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire 100% interest in the Barbara Property located in Oregon by making an aggregate of USD$30,000 in cash payments as follows:

Payment	Payable On or Before
USD$5,000	September 23, 2024 (paid)
USD$25,000	December 12, 2024 (paid)

The Barbara property is a historical underground gold mine where the Property Vendor had permitted and initiated a bulk sampling program.

East Reveille Property

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in East Reveille Property located in Nevada, USA by making these payments as follows:

Payment	Payable On or Before
USD$75,000	Upon execution of the agreement (paid)
USD$75,000	Within 30 days of a Maiden Resource declared*
USD$75,000	Within one year of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

Gold mineralization at East Reveille occurs over an area of at least 2,400 meters (7,874 feet) by 1,200 meters (3,937 feet) with a vertical range of at least 300 meters (984 feet) in the Antelope Valley Formation, a known host for Carlin-type deposits. Large areas of jasperoid development have gold and arsenic values in altered carbonate sediments beneath overlying altered rhyolite tuffs (see Figure 2). Historical drill holes indicate thick zones of highly anomalous gold with higher grade gold intercepts of 7.62 meters (25 feet) of 0.9 g/t and 4.57 meters (15 feet) of 1.25 g/t.

The Company has completed prospecting, sampling and drill targeting activities at East Reveille during 2024.

St. Elmo Property

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the St. Elmo Property located in Nevada by making an aggregate of USD$75,000 in cash payments as follows:

Payment	Payable On or Before
USD$5,000	10 days from the date of execution (paid)
USD$5,000	November 14, 2025 (paid)
USD$20,000	November 14, 2026 (paid)
USD$45,000	November 14, 2027 (see below)

Additionally, the Company must reimburse USD$7,008 of BLM fees paid by the vendor during September 2024 (paid).

On July 31, 2026, the Company entered into an Amending Agreement. Pursuant to the Amending Agreement, the Company will pay a lump sum of USD$40,500 on or before August 7, 2026 (subsequently paid) to fulfill remaining payment obligations of USD$45,000.

The property is subject to a 2.5% NSR in favor of the optionor.

The St. Elmo is a high-grade, outcropping epithermal vein and breccia system with lower-grade bulk tonnage mineralization that can be traced for 2.9 kms and is open on strike and at depth, with four subparallel vein-breccia structures where the veins are up to 12m thick and breccia bodies are up to 21m thick. The St. Elmo has high-grade historical drill holes & a historical high-grade bulk sample with 85% to 90% recoveries using gravity and floatation. Many prospective drill target areas are known at St. Elmo, including along strike and down dip of the St. Elmo vein along with subparallel vein-breccia structures and potential feeder zones.

The Company completed prospecting and sampling at St. Elmo during 2024.

Coleman Canyon Property (formerly Island Mountain Property)

On December 31, 2024, the Company entered into a mineral lease agreement (the “Agreement”) with TUVERA Exploration Inc. (“TUVERA”) (formerly ARNEVUT Resources Inc.) pursuant to which TUVERA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of the lessee under a long-term lease (the “Lease”) of the Coleman Canyon Property located in Nevada, USA. The Lease is subject to an underlying three percent (3%) production royalty in favour of the landlord and the 89 federal claims staked in 2024 by Black Mammoth are subject to a one percent (1%) production royalty in favor of TUVERA. The Company will be responsible for all costs of maintaining the property going forward.

The Leases, signed in 2010 for an initial term of 20 years, can be extended for an additional 20 years under certain conditions. The Company understands that the Lease payments are in arrears but that the Leases are still in force. There are no payments, work commitment amounts, finder’s fees or share compensation in connection with the acquisition.

An interim National Instrument 43-101 technical report was completed in 2015 with significant gold mineralization estimated in the indicated and inferred categories.

Black Mammoth is not treating the mineralization as current mineral resources. A qualified person will have to perform sufficient work to verify and update the resource model so that all mineralization factors can be evaluated. The technical report will need to be revised to bring it into full compliance before being released along with its resource estimation. A qualified person has not yet determined the extent of what work needs to be done to upgrade or verify the mineralization at Coleman Canyon as current mineral resources or mineral reserves. The existence of the technical report, along with the resource model, is relevant for historical completeness.

Drilling at the Coleman Canyon property has been performed intermittently since the early 1980s. Drilling campaigns include operators: BHP, Aur Resources, Cordex Exploration, Western States Minerals, Kennecott Exploration, Gateway Gold and TUVERA Exploration with over 300 reverse circulation and core holes completed for a total of over 55,000 m.

There is an existing plan of operations (the permit) for drilling a total of 19 holes at Coleman Canyon. The drill holes are intended to provide infill of previous drilling and known mineralization and to test the outer limits of mineralization on the northern side of the property. The permit was approved in 2020 by the Nevada Bureau of Mining Reclamation and the United States Forest Service and is now being updated.

A UAV magnetic survey took place in 2025.

Coal Canyon Property

On April 11, 2025, the Company entered into an exploration lease and option to purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Coal Canyon Property located in Nevada, USA. The term of the lease is 40 years. To maintain the lease in good standing, the Company is required to make the following payments:

Payment	Payable On or Before
USD$5,000	10 days from execution of the agreement (paid)
USD$10,000	60 days from execution of the agreement (paid)
USD$15,000	April 7, 2026 (paid)
USD$18,000	April 7, 2027
USD$20,000	April 7, 2028
USD$22,000	April 7, 2029
USD$25,000	April 7, 2030
USD$25,000	April 7, 2031
USD$30,000	April 7, 2032 and annually thereafter to the commencement of commercial production

The Company has the option to acquire a 100% interest in the property at any time, subject to the GSR, for $500,000. Any lease payments made prior to exercising the option to acquire the property will be applied against the purchase price.

The property is subject to a 1.2% gross returns royalty (“GSR”) in favor of the optionor, whereby 0.2% can be repurchased by the Company for US$200,000 any time prior to the commencement of commercial production.

There are no work commitment amounts, finder’s fees or share compensation in connection with the lease agreement.

The Coal Canyon property hosts multiple types of mineralization. Channel sampling from roadcut exposures documented wide zones of gold mineralization with associated high arsenic values. Road cut sampling up to: 46m @ 0.76 g/t Au (oxide).

Outcrops of intrusive rocks and sill-like bodies of felsic to granodioritic composition and the associated alteration have a northwest strike and extend over a minimum strike length of 1750m and average approximately 120m in width. There are also east-west trending altered and mineralized zones up to 450m wide.

There is an expired drill permit from a prior operator with corresponding unreclaimed drill roads and pads on Bureau of Land Management administered lands to be transferred to the Company as the drill roads and pads have been constructed to support the next phase of drilling.

Prospecting and sampling activities took place in 2025.

The Company completed an induced polarization (IP) survey in April 2026.

Clover Property

On January 8, 2025, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Clover Property located in Nevada by making an aggregate of USD$185,000 in cash payments as follows:

Payment	Payable On or Before
USD $7,500	Upon execution of the agreement (paid)
USD $15,000	January 8, 2026 (paid)
USD $30,000	January 8, 2027 (see below)
USD $65,000	January 8, 2028 (see below)
USD $67,500	January 8, 2029 (see below)

On July 31, 2026, the Company entered into an Amending Agreement. Pursuant to the Amending Agreement, the Company will pay a lump sum of USD$146,250 on or before August 7, 2026 (subsequently paid) to fulfill remaining payment obligations of USD$162,500.

The property is subject to a 2.50% NSR in favor of the optionor.

West Reveille Property

On January 31, 2025, the Company entered into a property acquisition agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the West Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
CAD$100,000	Upon execution of the agreement (paid)
CAD$25,000	First business day following commencement of a drilling program on the Property

The property is subject to a pre-existing 3.0% NSR in favour a royalty holder.

A rock chip sampling program was completed in January 2026.

Gallinas Property (Including the Bellwether Claims)

On August 20, 2025, the Company entered into an exploration lease and option agreement through its wholly owned subsidiary, Antelope Creek Gold, to explore and acquire a 100% interest in the Gallinas Property located in New Mexico, USA. The property consists of Bellwether claims which are contiguous with the Gallinas claims, and in aggregate form the Gallinas property.

The Gallinas claims are 100% owned by the Company. The lease term for the Bellwether claims is 40 years, of which the Company can enter on and use the property to explore and develop minerals by making the following lease payments:

Payment	Payable On or Before
USD$10,000	10 days from the date of execution (paid)
USD$5,000	Each August 25 thereafter until the commencement of commercial production of minerals from the property.

The Company also has the right to acquire 100% interest in the Bellwether claims by making a lump-sum payment of US$300,000, which is independent of the lease payments.

The Bellwether claims are subject a 1.25% NSR with the area of interest (“AOI”) claims subject to a 0.50% NSR, both in favour of the optionor. The Company has the option to repurchase one-half of the NSRs for both the Bellwether claims and the AOI claims for a payment of USD$500,000 (being 0.625% on the Bellwether claims and 0.25% on the AOI claims)

at any time prior to commercial productions.

Ramsey Silver Property

On October 31, 2025, the Company entered into a purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Ramsey Silver Property patented claims located in La Paz County, Arizona by making USD$30,000 in cash payments (paid).

BLM claims were purchased from a separate private vendor in June 2025 for USD$12,000 (see Finder’s Fee Agreement – Properties Staking).

There are no royalties, finders’ fees or share compensation in connection with the Ramsey patented claims acquisition.

Mustang Gold and Silver Property

On December 18, 2025, the Company acquired a 100% interest in the Mustang Gold and Silver Property located in Nye County, Nevada via direct staking by the Company’s wholly owned subsidiary, Antelope Creek Gold.

Finder’s fee of USD$12,000 were paid to a private vendor in February 2025 (see Finder’s Fee Agreement – Properties Staking).

The Company completed a pole-dipole induced polarization (IP) survey in 2025.

In April 2026, the Company completed a ground gravity survey.

Tom’s Pediment Property

During the year ended December 31, 2025, the Company acquired a 100% interest in the Tom’s Pediment Property located in Lander County, Nevada via direct staking by the Company’s wholly owned subsidiary, Antelope Creek Gold.

There are no finders’ fees, royalties, share compensation or other terms in connection with the acquisition.

The Company completed a pole-dipole induced polarization (IP) survey in January 2026.

Finder’s Fee Agreement – Properties Staking

On February 20, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in Nevada, Arizona and New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$60,000, of which half of the amount (USD$30,000 - paid) is payable upon completion of the staking of the properties, and the remaining half (USD$30,000 - paid) is payable upon satisfaction of an on-site review of the properties.

The Company will also have an option to acquire a separate property, Pilgrim Tailing, in consideration of the following:

Payment	Payable On or Before
USD$5,000	Upon completion of the staking of the group of properties mentioned above (paid)
USD$25,000	February 20, 2026 (paid)

The Company also agreed to pay all staking costs and all reasonable expenses.

On May 5, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a property located in New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000, of which the half of the amount (USD$6,000 - paid) was payable upon completion of the staking of the property and the remaining half (USD$6,000 - paid) was payable upon satisfaction of an on-site review of the property. The Company agrees to pay the finder’s staking fee, as well as the BLM and county filing fee.

On June 2, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in in Nevada, Arizona and Utah.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$90,000, of which half of the amount (USD$45,000 - paid) is payable upon completion of the staking of the properties, and the remaining half (USD$45,000 - $39,000 paid, $6,000 waived by the vendor) is payable upon satisfaction of an on-site review of the properties. The Company also paid USD$15,000 of finder’s staking fee.

On December 10, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking two properties located in Nevada and Arizona.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000 per property, of which the amount is payable upon completion of the staking of each property and the Company intends to file the claims with BLM (USD$24,000 paid).

On January 19, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope

Creek Gold, to acquire assistance in staking a property located in Nevada.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000 per property, of which the amount was payable upon completion of the staking of each property and upon the Company intending to file the claims with BLM (USD$12,000 paid for Nevada property).

On March 7, 2026, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Mineral Mountain claims located in Utah by making cash payments of USD$16,000 (paid) and reimburse staking costs of USD$6,000 (paid).

There are no royalties or share compensation in connection with the acquisition of the Mineral Mountain claims in Utah.

On May 26, 2026, the Company entered into a purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire the Pactolus claims located in Nye County, Nevada by making a cash payment of USD$10,000 (paid).

The Pactolus property is subject to a 2% NSR in favour of the optionor, whereby 1% can be repurchased by the Company for USD$500,000 any time prior to the commencement of commercial production.

Information on staked properties:

Big Bear

On February 23, 2026, the Company announced the results of a pole-dipole induced polarization (IP) survey with inversion model and the results of a UAV magnetic survey at the Company’s 100% owned Big Bear Copper property (“Big Bear” or the “Property”). Big Bear is located at the NE flank of the Mazatzal Mountains, Gila County, AZ. The IP results have delineated a target zone where the chargeability high and resistivity high is coincident with high-grade copper in rock chips (see Figure 1) and with an underlying magnetic high located along a NW trending fault zone (see Figure 2) (the “Target Zone”).

The Company’s outcrop chip samples collected in 2025 confirmed 74m of vertical extent of a known historical copper oxide zone (the “Historic Copper Zone”) that consists of historical drilling, trenching and outcrop chip sampling (see the Company’s news release dated June 16, 2025). The newly delineated Target Zone overlaps and expands the Historic Copper Zone.

The objective of the IP and magnetic surveys was to further confirm and expand the Historic Copper Zone and to locate underlying primary sulfide mineralization. Historical shallow drilling, with a maximum depth of 120m, identified oxide copper and sulfide mineralization in drill holes down to the borehole bottoms.

Cupz

On March 25, 2026, the Company announced the results of a pole-dipole induced polarization (IP) survey with inversion model at the Company’s 100% owned Cupz Gold property (“Cupz” or the “Property”). Cupz is accessed using a well-maintained county road and is located in the southern Walker Lane Mineral Belt within the Goldfield Hills in the historic Cuprite District, 22 km SW of Goldfield, NV.

The objective of the IP survey was to investigate a gravity anomaly (the “Gravity Low”) that may be caused by potentially dropped-down and preserved volcanic-hosted gold mineralization within the pediment. The near-surface rocks and alteration features exhibit significant silicification related to mafic/lamprophyre and felsic intrusive rocks (rhyolites). There is a known gold mineralized zone (the “Gold-Zone”) situated along a NW trending Gravity Low, which terminates abruptly at the NE trending range-front fault where rocks are then covered by alluvium. A topographic low extends along the Gold-Zone and, more importantly, is a collection of historic mine workings.

The IP survey results suggest a target area where significant overlapping resistivity and chargeability anomalies are situated within the Gravity Low area and along the extension of the NW trending Gold-Zone. The area of intersection between the Gold-Zone and the range-front fault is also of particular importance.

In addition to gold mineralization on the Property, silver, copper and lead rock chip sample assay values are significant with arsenic and antimony as pathfinder mineralization also located along the Gold-Zone. There is thought to be two overlapping mineralizing events at Cupz with gold and copper predominantly associated with the felsic dikes and a base metal dominant event postdating the felsic dikes.

The Company continues to refine drill targets at Cupz which may include other work-up activities.

305

On May 4, 2026, the Company announced the results of a ground gravity survey (the “Gravity Survey”) and a pole-dipole induced polarization (IP) survey with inversion model at the Company’s 100% owned 305 Property (the “Property”). The Property is situated along the Rabbit Creek Trend, Lander County, NV, which is a north-south structural zone with approximate length of 220 kms and is known to host very large gold deposits including Turquoise Ridge, Phoenix and Lone Tree mines at its northern end and the Austin mining district in the south where the Company is actively exploring multiple properties.

The Property has excellent year-round access off highway 305, 50 kms south of Battle Mountain, NV.

The Gravity Survey has delineated another prominent gravity high (horst structure) for the Company trending in a NS direction, intersected by a NE-trending gravity anomaly, which coincides with an overlapping and coherent chargeability high. Historical reverse circulation drill holes (2018 and 2022) on the Property spaced approximately one km apart, testing for potential gold mineralization in uplifted Paleozoic rocks beneath volcanic cover, ended in a thick layer of highly silicified and sulfidic volcanics and felsic intrusive rocks. The silicified rocks exhibited characterics of lower temperature alteration suggesting being at a high level of a potentially mineralized system. The historic hole depths weren’t deep enough to test the Paleozoic target sequences and there hasn’t been any known drilling at the new drill target area in the south which is indicated by the Company’s gravity and IP surveys.

The target concept is based on structural complexity and the identification of prominent gravity blocks, the projection of gold-mineralizing trends onto the Property, as well as the presence of McCoy-Cove type host lithologies, such as the Triassic Cane Springs Carbonates, which are exposed within a thrust window located slightly north of the Property.

The Company believes that the continuous sulfide zone may function as a cap layer and as a halo, forming a component of a potential deeper-seated McCoy-Cove carlin-type gold system. The McCoy-Cove gold system which is proximal to the 305 Property and the other mines mentioned on the Rabbit Creek Trend are not indicative of potential mineralization at 305 Property.

The Company considers the 305 Property drill ready subject to completion of a BLM Notice of Intent.

The Gravity Survey’s 254 stations were spaced 100m E-W along lines spaced 150m covering the Property excluding the 9 recently staked claims area in the south.

Antelope Gold

On May 26, 2026, the Company announced the results of a pole-dipole induced polarization (IP) survey with inversion model at the Company’s 100% owned Antelope Gold property (“Antelope” or the “Property”). The Property is situated along the western flank of the Antelope Range, 79 kms N-NE from Ely in White Pine County, east-central Nevada. A network of gravel roads allows good access to several areas of the Property.

IP Survey Results:

The IP survey has delineated a resistivity high and chargeability high anomaly in the Property’s north zone associated with a range bounding structure which trends in a north-south direction and is crosscut by a second, northwest-striking, dike-filled structure (the “Dike Structure”) which is coincident with historical gold mineralized drill holes and surface rock chip samples The Dike Structure with relatively shallow historical drill holes is also underlain by a chargeability high, which may represent a feeder zone (the “Target”) for the extensive overlying silica cap (the “Cap”) and historical gold mineralization.

Historical drill holes confirm significant at or near-surface gold mineralization along the Cap as well as within the underlying rock units of the Mississippian and Devonian periods. Drilling by Phelps Dodge (1988-89) yielded the best historical drill interval in (PTR-106) – 1.88 g/t gold over 12.19m starting at surface, including 3.41 g/t gold over 4.57m starting at 6.10m. PTR-106 is a historical vertical reverse circulation hole, located in the Target zone with approximate true thickness of 90-95% of drilled width and total depth of 76m.

Recent exploration work on the Property encountered extensive and widespread silicification, particularly to the east of the area of known gold mineralization, as well as at locations where intrusive dikes were exposed.

The Company continues to review the extensive historical Property data including the drilling assays and sections where significant historical gold mineralization was encountered. The gold system at Antelope remains open and requires further investigation. The Company is very encouraged to continue exploration at Antelope.

The 7 east-west IP lines and 4 north-south IP lines were situated in the north and central areas of the Property and spaced 100-600m apart.

RESULTS OF OPERATIONS

For the six months ended June 30, 2026, the Company had a net loss of $513,474 (2025 - $365,615). Significant changes include:

i)	Foreign exchange gain of $24,678 (2025 - loss of $68,023) due to currency fluctuations.

ii)	Management fees of $54,178 (2025 - $18,644). The increase was due to management fees being partially reallocated to exploration and evaluation assets consulting fees during the prior period.

iii)	Professional fees of $67,073 (2025 - $40,594). The increase was due to more professional services rendered during the current period.

iv)	Share-based compensation of $292,110 (2025 - $167,185). The increase was due to options granted and vested in the current period.

v)	Transfer agent and regulatory fees of $70,300 (2025 - $15,275). The increase was due to more filings during the current period.

For the three months ended June 30, 2026, the Company had a net loss of $348,179 (2025 - $210,217). Significant changes include:

i)	Foreign exchange gain of $4,906 (2025 - loss of $52,747) due to currency fluctuations.

ii)	Management fees of $28,591 (2025 - $8,720). The increase was due to management fees being partially reallocated to exploration and evaluation assets consulting fees during the prior period.

iii)	Professional fees of $53,669 (2025 - $34,051). The increase was due to more professional services rendered during the current period.

iv)	Share-based compensation of $208,240 (2025 – $73,515). The increase was due to options vested in the current period.

v)	Transfer agent and regulatory fees of $26,443 (2025 - $4,546). The increase was due to more filings during the current period.

SUMMARY OF QUARTERLY RESULTS

The following tables present the quarterly results of operations for each of the last eight quarters.

Net Loss by Quarter

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar. 31,	Dec. 31,	Sep. 30,
	2026	2026	2025	2025	2025	2025	2024	2024

Net loss	$(348,179)	$(165,295)*	$(71,359)	$(170,433)	$(210,217)	$(155,398)	$(173,782)	$(153,311)

Per share, basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)

* The net loss of the quarter ended of March 31, 2026 was adjusted to $165,295 from $1,280,725 due to the adjustment of share-based compensation to $83,870 from $1,199,300 based on the vesting schedule on the March 10, 2026 option grant.

The Company acknowledges that there can be material fluctuations in quarterly results. Fluctuations are primarily related to the share-based compensations.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the mineral exploration and development business and is exposed to a number of risks and uncertainties inherent in the resource exploration and extraction industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities.

To maintain strong liquidity, the Company kept expenditures relatively low at head office, and in management and overhead costs along with maintaining minimal marketing costs.

The Company has a history of operating losses and of negative cash flows from operations. During the period ended June 30, 2026, the Company had net loss of $513,474 with net cash outflow from operating activities of $299,184 primarily due to changes in operating working capital, net cash outflow from investing activities of $1,485,799 primarily from exploration expenditures and reclamation bonds, and net cash inflow from financing activities of $3,538,765 primarily $1,500,000 from share subscriptions received in advance, $2,012,950 from warrants exercise, and $25,815 from options exercise.

The Company’s deficit at June 30, 2026 was $15,793,197 (December 31, 2025 - $15,279,723). The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company has financed operations and mineral property exploration in part through private placement of shares. The continued volatility in the financial equity markets may make it difficult to raise capital through the private placements of shares. The junior mining industry is considered speculative in nature which could make it even more difficult to fund. While the Company is using its best efforts to achieve its business plans by examining various financing alternatives, there is no assurance that the Company will be successful with its financing ventures.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

The following transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. All amounts owing are non-interest bearing, with no specific repayment terms and are unsecured, unless otherwise specified.

a)	Amounts owing to related parties:

•	$15,422 (December 31, 2025 – payable to $48,509) was prepaid to an officer of the Company for consulting fees and expenses paid on behalf of the Company; and

•	$85,185 (USD$60,000) (December 31, 2025 - $82,140 (USD$60,000)) payable to IDA.

The extension agreement with IDA was amended whereby the amount payable to IDA has been deferred until October 1, 2026.

b)	Transactions with related parties

During the period ended June 30, 2026, the following amounts were paid and/or accrued to officers and directors of the Company:

	For the six months ended June 30,
	2026	2025
Key management compensation
Management fees – operating, CEO, Dustin Henderson	$50,000	$10,000
Management fees – operating, CFO, VP Exploration, Mark Abrams	$4,178	$8,644
Exploration and Evaluation Asset Consulting fees, CEO, Dustin Henderson	$-	$40,000
Share-based compensation, CEO, Dustin Henderson	$2,709	$13,221
Share-based compensation, CFO, VP Exploration, Mark Abrams	$2,709	$12,831
Share-based compensation, Director Adam Knight	$5,448	$22,355
Share-based compensation, Director Harvey Lalach	$3,646	$15,117

Effective November 1, 2024, the annual fees paid to CEO of the Company were increased from $60,000 to $100,000 pursuant to a management agreement that renews on an annual basis.

PROPOSED TRANSACTION

There were no proposed transactions.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at June 30, 2026, the Company’s financial instruments consist of cash, reclamation bond, accounts payable and accrued liabilities and amounts due to related parties.

The fair value of these financial instruments approximate carrying value since they are short-term in nature and are receivable or payable as specified.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

The Company’s credit risk is primarily attributable to cash. Cash is held with one reputable Canadian chartered bank which is closely monitored by management. Management believes that the credit risk concentration with respect to cash is minimal.

b)	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, the Company had current liabilities of $927,132 (December 31, 2025 - $240,375). All of the Company’s liabilities are subject to normal trade terms.

c)	Market Risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not currently have any variable interest rate assets or liabilities. Interest rate risk is assessed as low.

ii)	Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

iii)	Foreign Currency Risk

The Company’s functional currency and the reporting currency is the Canadian dollar (“CDN$”). Periodically the Company incurs charges on its operations for settlement in currencies other than its functional currency and any gain or loss arising on such transactions is recorded in operations for the period.

The Company holds a 100% interest in Black Mammoth Gold Corporation in the United States of America which had minimal activity.

The Company holds a 100% interest in Antelope Creek Gold Corporation in the United States of America which had minimal activity.

The Company holds a 100% interest in IDA Mining Corporation in the United States of America which had minimal activity.

As at June 30, 2026, a 10% change in the USD relative to the CDN$ does not have a significant impact on the net loss for the period. Any unrealized translation adjustments arising at quarter end are included in operating loss for the period.

NEWLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Please refer to the June 30, 2026 condensed interim consolidated financial statements on www.sedarplus.ca for newly adopted accounting policies and future accounting pronouncements.

SHARE CAPITAL

SCHEDULE OF SHARE CAPITAL	As of the date of this Management Discussion and Analysis

Common shares outstanding	54,013,371

Options outstanding	2,701,000

Warrants outstanding	4,231,500

Stock Options:

Expiry date	Exercise price	Number of options outstanding	Exercisable

April 25, 2027	$0.21	1,082,000	1,082,000
January 19, 2029	$0.12	285,000	166,200
May 21, 2029	$0.60	1,084,000	661,200
March 10, 2031	$5.51	250,000	Nil
		2,701,000	1,909,400

Warrants:

Expiry date	Exercise price	Number of warrants outstanding

October 25, 2026	$1.10	222,500
October 25, 2026	$1.10	9,000
July 10, 2028	$4.00	4,000,000
		4,231,500